Section 1: SC 13D

CUSIP No. 362274102     SCHEDULE 13D     Page 1 of 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
GS Financial Corp.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)
362274102
(CUSIP Number)

Martin S. Friedman
2107 Wilson Blvd., Suite 400
Arlington, VA 22201
Telephone: (703) 875-8374
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject
of this Schedule 13D, and is filing this schedule because
of Sections 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 362274102     SCHEDULE 13D     Page 2 of 12


1.
Names of Reporting Persons. I.R.S. Identification
Nos. of above persons (entities only).


FJ Capital Long/Short Equity Fund LLC

2.
Check the Appropriate Box if a Member of a Group
(See Instructions)


(a) /X/


(b)

3.
SEC Use Only

4.
Source of Funds (See Instructions) WC

5.
Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) /X/

6.
Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With

7. Sole Voting Power: 0

8. Shared Voting Power: 64,700 shares

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 64,700 shares

11.
Aggregate Amount Beneficially Owned by Each
Reporting Person: 64,700 shares

12.
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions) /X/

13.
Percent of Class Represented by Amount in Row (11):
5.03%

14.
Type of Reporting Person (See Instructions)
PN


CUSIP No. 362274102     SCHEDULE 13D     Page 3 of 12


1.
Names of Reporting Persons. I.R.S. Identification
Nos. of above persons (entities only).


Martin S. Friedman

2.
Check the Appropriate Box if a Member of a Group
(See Instructions)


(a) /X/


(b)

3.
SEC Use Only

4.
Source of Funds (See Instructions) PF

5.
Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) /X/

6.
Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each
Reporting Person With

7. Sole Voting Power: 13,000 shares

8. Shared Voting Power: 64,700 shares

9. Sole Dispositive Power: 13,000 shares

10. Shared Dispositive Power: 64,700 shares

11.
Aggregate Amount Beneficially Owned by Each
Reporting Person: 64,700 shares

12.
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions) /X/

13.
Percent of Class Represented by Amount in Row (11):
5.03%

14.
Type of Reporting Person (See Instructions)
IN


CUSIP No. 362274102     SCHEDULE 13D     Page 4 of 12

Item 1.  Security and Issuer
      This Schedule 13D is being filed jointly by FJ Capital Long Short Equity Fund LLC, a Delaware limited liability company ("FJ Capital LLC"), and Martin S. Friedman, the managing member of FJ Capital LLC. Both filers of this
Schedule 13D are collectively referred to as the ?Group?. This statement relates to the common stock ("Common
Stock") of GS Financial Corp. (the "Company"). The address of the principal executive offices of the Issuer is 3798 Veterans Boulevard, Metairie, LA 70002. The joint filing agreement of the members of the Group is attached as
Exhibit 1.
Item 2.  Identity and Background
(a)-(c) This statement is filed by FJ Capital LLC, with respect to the shares of Common Stock beneficially owned by it, and shares of Common Stock owned individually by Martin
S. Friedman.
      The business address of FJ Capital LLC is 2107 Wilson Blvd., Suite 490, Arlington, VA 22201.
      The principal employment of FJ Capital LLC is a private investment partnership engaged in the purchase and sale of securities for its own account. Martin S. Friedman is the managing member of FJ Capital LLC.
      (d) During the past five years, no member of the Group has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).
      (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
      (f)  Martin S. Friedman is a citizen of the United
States.


CUSIP No. 362274102     SCHEDULE 13D     Page 5 of 12

Item 3. Source and Amount of Funds or Other Consideration The amount of funds expended to date by FJ Capital LLC to acquire the 51,700 shares of Common Stock it holds in its name is $777,492.29. Such funds were provided from FJ Capital's LLC's working capital and, from time to time, in part by margin account loans from subsidiaries of Fidelity Investment extended in the ordinary course of business.
      The amount of funds expended to date by Martin S. Friedman to acquire the 13,000 shares of Common Stock it holds in its name is $202,476.27. Such funds were provided from Martin S. Friedman's Individual Retirement Account.
      All purchases of shares of Common Stock made by the Group using funds borrowed from Fidelity Investment, if any, were made in margin transactions on Fidelity Investment's usual terms and conditions.
Item 4.  Purpose of Transaction
The purpose of the acquisition of shares of Common Stock of the Company by members of the Group is to profit from appreciation in the market price of the shares of Common Stock and through the payment of dividends. Members of the Group do not believe the value of the Company?s assets is adequately reflected in the current market price of the Company's Common Stock.
After meeting with Company management in March of this year, the Group purchased, and continues to purchase, Common Stock of the Company for investment purposes, as it believes there is significant unrealized value in the franchise. The Group left the March meeting with the distinct impression the board and management were working to enhance shareholder value. Specifically, the Group was led to believe management understood the power of a Common Stock buyback program, which would be accretive to earnings per share, accretive to book value and supportive of a higher return on equity.

Over recent months, in multiple letters written to the Company, the Group has asked that the Company's excess capital be used to repurchase the Common Stock, which has traded at a steep discount to tangible book value. The
Group also suggested management sell investments on its balance sheet to raise capital to pursue the strategy outlined above. As of June 30, 2008, the company had 13.4%
equity-to-assets, of which approximately 4.3%, or $9 million, was excess capital. We strongly believe a fully levered ratio of approximately 9% is more appropriate and would still allow for further organic growth in the business. As of October 22, 2008, the board has authorized a small repurchase plan of 5% of its outstanding stock. We urge the board to fully execute this buyback and authorize further repurchase plans to maximize shareholder value.
Since Fiscal 2005, when the board changed its business model from a traditional thrift model to a more commercial bank model focused on adding branches and writing commercial loans, the Company has been unsuccessful in maximizing shareholder value. According to SNL Financial, the Company's tangible book value was $22.47 at the end of 2004 and at June 30, 2008 stood at $21.56, a decline of 4% in three and a half years. Under the strategy initiated by the board, the value of the Common Stock has declined and shareholder value has been lost. Further, the price-to-tangible book value valuation multiple declined
14.5% during the same period, from 80.1% to 68.5%, suggesting reduced investor confidence in the business. The
Group believes the preceding facts suggest the Company should immediately begin a more effective process to maximize shareholder value.

The Group is disturbed by the fact that, despite the Company's inability to grow book value during the last several years, management and the board insist on taking additional risk and increasing expenses in these volatile economic times, through an expansionary growth strategy involving commercial loan growth and opening additional retail branches.

CUSIP No. 362274102     SCHEDULE 13D     Page 6 of 12

Moreover, the Group believes the continued reliance on such an organic growth strategy, given the Company's limited size and resources, during the next several years may result in further lost value for shareholders.

The Group recommends deleveraging the balance sheet and using the capital to repurchase Common Stock, which would be immediately accretive to tangible book value. The Group also suggests the board fulfill its fiduciary responsibility by hiring a financial advisor to explore a strategic merger with a larger organization that can offer more for Company employees, customers and shareholders. By accepting a reasonable offer for the Company, the Group believes employees will benefit by working for a firm that has more resources. And, in the case of a stock-for-stock transaction, the Group believes shareholders will benefit from owning a more liquid Common Stock security.

With the goal of enhancing shareholder value, the Group intends to closely scrutinize and monitor developments at the Company and, in particular, to attempt to evaluate the Company's efforts with respect to buybacks and/or a potential merger of the Company. The Group may communicate with members of management, other shareholders of the Company (the Group has requested, in writing, from the board, a list of shareholders) or other third parties on matters the Group deems relevant to its investment in the Company, including for the purpose of influencing material business decisions relating to the Company.

Specifically, if, in the view of the Group, the Company's board and management do not improve its performance significantly, the Group may seek to nominate and elect an alternate slate of directors at next year's annual meeting.

The Group may at any time and from time-to-time acquire additional shares of the Company's Common Stock (subject to availability at prices deemed favorable and subject to applicable laws and regulations) in the open market, in privately negotiated transactions or otherwise, dispose of shares of the Company's Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise or take such other actions, including actions which could result in the changes or events specified in clauses (a)-(j) of Item 4 of the Form of Schedule 13D.


CUSIP No. 362274102     SCHEDULE 13D     Page 7 of 12

Item 5.  Interest in Securities of the Issuer
      The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 1,285,800, reported as the number of outstanding shares as of June 30, 2008, in the Company's Form 10-Q, dated August
14, 2008. All purchases and sales of shares of Common Stock reported herein were made in open-market transactions.

(A) FJ Capital LLC

(a)
Aggregate number of shares beneficially
owned: 64,700 shares
Percentage: 5.03%


(b)
1. Sole power to vote or to
direct vote: 0
2. Shared power to vote or to direct vote: 64,700 shares
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition:
64,700 shares

(c) Within the past sixty days, FJ Capital LLC has purchased 11,600 shares of Common Stock for a total of $180,623.57. The chart below reflects certain information concerning such purchases within the past sixty days:


DATE		NUMBER OF SHARES	PRICE PER SHARE ($)	TOTAL COST($)
09/10/08        1,000			14.11			  14,110
09/12/08	  480			14.49			   6,955.2
09/18/08        5,841			15.57			  90,944.37
09/23/08        4,079			16			  65,264
09/30/08	  100			16.75			   1,675
10/1/08		  100			16.75			   1,675

(d)	Because he is the managing member of FJ Capital LLC, Martin S. Friedman has the power to direct the affairs of FJ Capital LLC.


CUSIP No. 362274102     SCHEDULE 13D     Page 8 of 12


(B) Martin Friedman

(a)
Aggregate number of shares beneficially owned:
Percentage: 64,700 shares

(b)
1. Sole power to vote or to
direct vote: 13,000
2. Shared power to vote or to direct vote: 64,700 shares
3. Sole power to dispose or to direct the disposition: 13,000
4. Shared power to dispose or to direct disposition: 64,700 shares
(c)     Within the past sixty days, Martin S. Friedman has purchased 13,000 shares of
Common Stock for a total of $202,476.27. The chart below reflects certain information concerning such purchases within the past sixty days:


DATE		NUMBER OF SHARES	PRICE PER SHARE	($)	TOTAL COST($)
09/26/08	       	300			15.99		   4,797
09/26/08	        498			15.98		   7,958.04
09/26/08	        200			15.60		   3,120
09/26/08	        100			15.98		   1,598
09/26/08                 25			15.99		     399.75
09/29/08	        300			15.50		   4,650
09/29/08	        299			15.50	           4,634.5
09/29/08                200			15.47	           3,094
09/29/08                100			15.49              1,549
09/29/08	          1			15.49		      15.49
09/30/08		341			15.50		   5,285.5
10/01/08		100			16.715		   1,671.5
10/03/08	       1000			16.5	          16,500
10/03/08		600			16.5		   9,900
10/03/08		500			16.465		   8,232.5
10/03/08	        400			16.465		   6,586
10/03/08	         36			16.5		     594
10/07/08	        500			16.5		   8,250
10/14/08		450			14.01		   6,304.5
10/14/08		400			15		   6,000
10/14/08		396			14.98		   5,932.08
10/14/08		300			15	           4,500
10/14/08		248			14.95		   3,707.6



CUSIP No. 362274102     SCHEDULE 13D     Page 9 of 12

10/14/08		200			14.95		   2,990
10/14/08		148			14.975		   2,216.3
10/14/08	        104			14.9649	           1,556.35
10/14/08		100			14.945		   1,494.5
10/14/08	        100			14.995		   1,494.5
10/14/08		100			14.99		   1,499
10/14/08		100			14.98	           1,498
10/14/08		100			14.965		   1,496.5
10/14/08	        100			14.94		   1,494
10/14/08	        100			14.70	           1,470
10/14/08		100			14.35		   1,435
10/14/08		 52			14.975		     778.7
10/14/08		 52			14.98		     778.96
10/17/08	        600			15.50		   9,300
10/17/08		100			15.49	           1,549
10/21/08		200			15	           3,000
10/21/08	        100			15.30		   1,530
10/23/08	        300			14.55	           4,365
10/23/08	        100			15.49		   1,549
10/23/08	        100			15.5		   1,550
10/29/08	        400			15.5		   6,200
10/31/08	        900			15.50		  13,950
10/31/08	        600			15.47		   9,282
10/31/08	        500			15.49	           7,745
10/31/08	        450			15.5		   6,975


CUSIP No. 362274102     SCHEDULE 13D     Page 10 of 12


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer
      Other than the Joint Filing Agreement filed as Exhibit 1, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Group, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Martin S. Friedman, as managing member of FJ Capital LLC, is entitled to an allocation of a portion of profits.
 	See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No. 1

Description

Joint Filing Agreement, dated November 5, 2008



CUSIP No. 362274102     SCHEDULE 13D     Page 11 of 12

SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date:
November 5,
2008



FJ Capital, LLC





By:
Martin S. Friedman



Managing Member



/s/ Martin S. Friedman







Martin S. Friedman





/s/ Martin S. Friedman



CUSIP No. 362274102     SCHEDULE 13D     Page 12 of 12

EXHIBIT 1
JOINT FILING AGREEMENT

            Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing
Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:
November 5,
2008




FJ Capital, LLC





By:
Martin S. Friedman



Managing Member



/s/ Martin S. Friedman








Martin S. Friedman





/s/ Martin S. Friedman


